UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes        ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE:

Birks & Mayors Inc. (the “Company”) has decided to close its Mayors Jewelers retail store in the Perimeter Mall in Atlanta, Georgia upon lease expiration on January 31, 2009. The Company believes that it will be able to more efficiently serve its retail customers in the area through its other four stores in the Atlanta metropolitan area and does not expect a significant reduction in sales as a result of this decision. On January 15, 2009, the Company also eliminated approximately 80 full-time positions as part of a strategic staff downsizing and instituted a salary reduction program for all employees which will reduce salaries by five to ten percent effective March 1, 2009. The staff downsizing and salary reduction program is expected to save the Company approximately $7 million annually, which the Company believes represents a 14% reduction in annualized compensation costs.

This Form 6-K contains certain “forward-looking” statements concerning expectations of future events, including the Company’s ability to more efficiently serve its retail customers in the Atlanta metropolitan area through its other four stores, its expectation that a significant reduction in sales will not occur as a result of its decision to close the retail store in the Perimeter Mall in Atlanta, Georgia, its expectation that the staff downsizing and salary reduction program will reduce salaries by five to ten percent and that it will save the Company approximately $7 million annually. Actual results might differ materially from those projected in the forward-looking statements as they are subject to various risks and uncertainties. These risks and uncertainties include the Company’s ability to implement its business strategy, the Company’s ability to compete with other jewelers, and the success of the Company’s retail, marketing initiatives and merchandising initiative. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2008. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: January 20, 2009		Senior Vice President and Chief Financial Officer